UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 58820/October 21, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13177

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In the Matter of   :
                                                :
BOOCHM SYSTEMS, INC.,   :   ORDER MAKING FINDINGS AND
J.S.J. CAPITAL CORP.,   :   REVOKING REGISTRATIONS BY
NATIONAL ASSET ACQUISITION, INC., :   DEFAULT AS TO THREE
and PARK HILL CAPITAL II CORP.   :   RESPONDENTS

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        The Securities and Exchange Commission (Commission) issued its Order Instituting
Proceedings (OIP) on September 10, 2008, pursuant to Section 12(j) of the Securities Exchange
Act of 1934 (Exchange Act). The Division of Enforcement and the Office of the Secretary have
provided evidence that the Commission delivered or attempted to deliver the OIP to Respondents
by September 15, 2008, in a manner that complies with Rule 141 of the Commission's Rules of
Practice. No Answers have been filed and the time for filing Answers has expired.

        By Order dated September 30, 2008, I required Respondents to show cause why they
should not be held in default and why the registrations of their registered securities should not be
revoked. Park Hill Capital II Corp. submitted a settlement offer, which the Commission
accepted. The other three Respondents did not reply to the Order to Show Cause, and the time
for replying has expired. Accordingly, these three Respondents are in default. See Rules
155(a)(2) and 220(f) of the Commission's Rules of Practice. As permitted by Rule of Practice
155(a), the following allegations of the OIP are deemed true.

        Boochm Systems, Inc. (Boochm) (CIK No. 1102688), is an administratively dissolved
Colorado corporation located in Littleton, Colorado, with a class of securities registered with the
Commission pursuant to Exchange Act Section 12(g). Boochm is delinquent in its periodic
filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB
registration statement on January 7, 2000.

        J.S.J. Capital Corp. (J.S.J. Capital) (CIK No. 1104176) is a dissolved Nevada corporation
located in Boulder, Colorado, with a class of securities registered with the Commission pursuant
to Exchange Act Section 12(g). J.S.J. Capital is delinquent in its periodic filings with the

Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on January 26, 2000.

National Asset Acquisition, Inc. (National Asset) (CIK No. 1102905), is a Colorado corporation located in Denver, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). National Asset is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB on January 11, 2000, which reported a net loss of $2,000.

These three Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires issuers to file quarterly reports.

As a result of the foregoing, these three Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Boochm Systems, Inc., J.S.J. Capital Corp., and National Asset Acquisition, Inc., are revoked.

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James T. Kelly
Administrative Law Judge